PE 8-31-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

For the month of August 2002

BOOKHAM TECHNOLOGY PLC
(Exact name of Registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On August 1, 2002, Bookham Technology plc (the "Company") issued a press release announcing the sale of its Canada-based research and development subsidiary, Measurement Microsystems A-Z, Inc. ("MM"), to a company backed by former management of MM. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On August 9, 2002, the Company announced that it had received notification from AMVESCAP PLC that INVESCO Perpetual UK Growth Fund had increased its shareholding by 660,000 shares and now had an interest in 6,033,747 shares, or 4.196% of the issued share capital, and that the holding was registered in the name of Vidacos Nominees Limited. A copy of this announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibits

99.1 Press Release issued on August 1, 2002.

99.2 Announcement made on August 9, 2002 with respect to the ownership by INVESCO Perpetual UK Growth Fund of the Company's shares.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC

By: ______________________
Name: Giorgio Anania
Title: Chief Executive Office and President

BOSTON 1494128v1

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

BOOKHAM® technology

PRESS RELEASE
For immediate release

Divestment of interest in Measurement Microsystems

Oxfordshire, UK – 1 August 2002: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), a leading provider of integrated optical components and subsystems for fiber optic communication networks, announces that it has sold its Canada-based R&D subsidiary, Measurement Microsystems A-Z, Inc ("MM"), to a company backed by former management of MM. Bookham has retained a 25% shareholding in MM.

The terms of the transaction allows Bookham to continue to use MM's patented optoelectronic technology.

The transaction follows Bookham's earlier decision, announced in its full year results release on 5 February 2002, to discontinue development efforts and close the operation.

The consideration for the disposal represents less than 1% of the net assets of Bookham.

Ends

For further information, please contact:
Sharon Ostaszewska
Bookham Technology
Tel: +44 (0)1235 837612
sharon.ostaszewska@bookham.com

Bookham Technology (LSE: BHM; Nasdaq: BKHM) designs, manufactures and markets integrated multi-functional active and passive optical components using high volume production methods. With three disruptive semiconductor technologies: patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide, the company provides end-to-end networking solutions that offer higher performance and greater systems capability to communications network system providers.

The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with offices and manufacturing facilities in the US and UK, and has additional offices in France, Italy, Japan and China. The company employs approximately 800 people world-wide.

More information on Bookham Technology is available at **www.bookham.com**

BOOKHAM® technology

Oxfordshire, UK – 9th August, 2002: Bookham Technology plc announces that on 9th August 2002, it received notification from AMVESCAP PLC that within their non beneficial aggregate holding, there has been a change in the following notifiable holding: INVESCO Perpetual UK Growth Fund has increased its shareholding by 660,000 shares and now has an interest in 6,033,747 shares or 4.196% of the issued share capital. This holding is registered in the name of Vidacos Nominees Limited.